CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES MANAGEMENT APPOINTMENT

SHANGHAI, Nov 5th -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced the appointment of Dr. Peter H. Shu as Senior Vice President of Business Development. Dr. Shu will work together with the management team to oversee business development activities and lead new business initiatives.

Dr. Shu joins Chemspec with over 30 years of experience in marketing, sales, technology and management in multinational chemical companies in the United States, Hong Kong and Taipei. Most recently, Dr. Shu served as Global Marketing Manager in the Plastics Additives Business of Rohm and Haas, which is now a wholly owned subsidiary of the Dow Chemical Company. In this position, he directed a global strategic marketing and sales team. He also developed and implemented a global marketing and sales strategy. Prior to Rohm and Haas, Dr. Shu held a variety of roles with increasing responsibilities at Bayer AG from 1985 to 2005. He contributed significantly to the fast and profitable growth of various Bayer companies through his leadership in marketing and new business development, which included a number of strategic alliances and joint ventures.

Dr. Shu holds a Ph.D. in Polymer Chemistry from Rensselaer Polytechnic Institute, an MBA from the State University of New York at Albany, and a B.S. in Chemistry from National Taiwan University. Dr. Shu has nine patents and 17 publications.

“We are pleased that Dr.Shu has decided to join our company. He brings a strong track record of managerial experience from the United States, the Asia Pacific Region and Germany. I am confident that he can leverage his expertise in strategic planning and business development to expand our business in a variety of new dimensions. I also believe Peter can help our company achieve significant improvements on an operating level as well,” commented Dr. Jianhua Yang, Chairman and CEO of Chemspec.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals and the largest manufacturer of fluorinated specialty chemicals in China based on sales. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies For more information, please visit www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future,"

"intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd. In Shanghai Bing Zhu Chief Financial Officer Tel: 86-21-63638108 Email: ir@chemspec.com.cn

Christensen In New York Kathy Li Tel: +1-212-618-1978 Email: kli@christensenir.com

In Hong Kong Tip Fleming Tel: +852-9212-0684 Email: tfleming@christensenir.com